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======
FORM 4
======

      |_|   Check this box if no longer subject to
            Section 16. Form 4 or Form 5 obligations
               may continue. See Instruction 1(b).


         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940


==================================================================

1.   Name and Address of Reporting Person*

     Bell, Jr.            Thomas         D.
     -----------------------------------------------
        (Last)          (First)        (Middle)

     c/o Burson-Marsteller, 230 Park Avenue South
     -----------------------------------------------
                       (Street)

     New York           NY             10003
     -----------------------------------------------
       (City)          (State)        (Zip)


==================================================================

2.   Issuer Name and Ticker or Trading Symbol


     Young & Rubicam Inc. (YNR)
     ----------------------------------------


==================================================================

3.   IRS or Social Security Number of
     Reporting Person (Voluntary)



     ----------------------------------------


==================================================================

4.   Statement for Month/Year

     5/98
     ----------------------------------------


==================================================================

5.   If Amendment, Date of Original (Month/Year)


     ----------------------------------------


==================================================================

6.   Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

        X   Director                X   10% Owner
      -----                       -----

        x   Officer (give               Other (specify
      ----- title below)          ----- below)

      Executive Vice President and President
      and Chief Executive Officer of
      Burson-Marsteller
      ----------------------------------------


==================================================================

7.   Individual or Joint/Group Filing (Check Applicable Line)

       x   Form filed by One Reporting Person
     -----
           Form filed by More than One Reporting Person
     -----


==================================================================

         Table I -- Non-Derivative Securities Acquired,
               Disposed of, or Beneficially Owned


=================================================================================================================================

1. Title of    2. Transaction      3. Transaction  4. Securities Acquired     5. Amount of       6. Ownership      7. Nature of
   Security       Date                Code            (A) or Disposed of (D)     Securities         Form: Direct      Indirect
   (Instr. 3)     (Month/Day/Year)    (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially       (D) or            Beneficial
                                                                                 Owned at End of    Indirect (I)      Ownership
                                      -----------     ------------------------   Month              (Instr. 4)        (Instr. 4)
                                                              (A) or             (Instr. 3 and 4)
                                      Code     V      Amount  (D)      Price
   ---------      ---------------     ----   -----    -------- ------  -----     ----------------   -----------       -----------
Common Stock,
par value $0.01
per share           1/29/98            A                13,650   A                                       D

Common Stock,
par value $0.01
per share           5/11/98            S               154,747   D     $25.00      143,693               D
---------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                                                           (Over)
                                                  SEC 1474 (7-96)




                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

=================================================================================================================================

1. Title of         2. Conver-     3. Trans-      4. Transac-        5. Number of Deriva-       6. Date Exercis-
   Derivative          sion or        action         tion               tive Securities Ac-        able and Expi-
   Security            Exer-          Date           Code               quired (A) or Dis-         ration Date
   (Instr. 3)          cise           (Month/        (Instr. 8)         posed of (D)               (Month/Day/
                       Price of       Day/                              (Instr. 3, 4 and 5)        Year)
                       Deriva-        Year)                                                        ------------------
                       tive Se-                                                                    Date       Expira-
                       curity                                           -------------------        Exer-      tion
                                                     Code    V             (A)       (D)           cisable    Date
  ------------         --------      -------         ----  -----         ------     -----          --------   -------
Additional Options      $12.33       12/17/97          A                 176,550                     (1)      12/17/07
 (right to buy)








7. Title and Amount of    8. Price of    9. Number of    10. Ownership Form  11. Nature of
   Underlying Securities     Derivative     derivative       of Derivative       Indirect
   (Instr. 3 and 4)          Security       Securities       Security: Direct    Beneficial
                             (Instr. 5)     Beneficially     (D) or Indirect     Ownership
--------------------------                  Owned at End     (I)                 (Instr. 4)
                 Amount or                  of Month         (Instr. 4)
                 Number of                  (Instr. 4)
   Title         Shares
-----------      --------    ---------      ------------      --------------     ----------

Common Stock    176,550                      176,550               D






---------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:

(1) The above Additional Options will become exercisable on 9/17/07, unless Burson-Marsteller, Landor Associates, Sudler & Hennessey and Cohn & Wolfe achieve a targeted operating profit budget commitment for the year ending December 31, 1998, in which case such options will become exercisable with respect to 33 1/3% of the shares subject to such options on December 1, 2000, with respect to an additional 33 1/3% of such shares on December 31, 2001 and with respect to the remaining 33 1/3% of such shares on December 31, 2002.


                   /s/ Mark T. McEnroe,
                       attorney-in-fact,
                       on behalf of
                       Thomas D. Bell, Jr.        6/10/98
                   -----------------------     --------------
                    ** Signature of            Date
                    Reporting Person



**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
     78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                  SEC 1474 (7-96)